EXHIBIT 12
HSBC FINANCE CORPORATION
COMPUTATION OF RATIO OF EARNINGS (LOSS) TO FIXED CHARGES AND TO
COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

Three Months Ended March 31,	2014	2013
	(dollars are in millions)
Income (loss) from continuing operations	$112	$304
Income tax (expense) benefit	17	(152)
Income (loss) from continuing operations before income tax (expense) benefit	95	456
Fixed charges:
Interest expense	274	379
Interest portion of rentals(1)	1	1
Total fixed charges	275	380
Total earnings from continuing operations as defined	$370	$836
Ratio of earnings to fixed charges	1.35	2.20
Preferred stock dividends(2)	$48	$48
Ratio of earnings to combined fixed charges and preferred stock dividends	1.15	1.95

(1)	Represents one-third of rentals, which approximates the portion representing interest.

(2)	Preferred stock dividends are grossed up to their pretax equivalents.